Exhibit 99.1

VITRU LIMITED Announces Third Quarter 2020 Financial Results

vitru
EDUCAÇÃO

Florianopolis, Brazil, November 23, 2020 – Vitru Limited, or Vitru (Nasdaq: VTRU), leading pure digital education group in the postsecondary digital education market in Brazil, today reported financial and operating results for the three and nine-month periods ended September 30, 2020 (third quarter 2020 or 3Q20 and nine months of 2020 or 9M20). Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS). Vitru controls UNIASSELVI with over 297 thousand students in digital education undergraduate and graduate courses, more than 3.5 thousand tutors and 662 hubs distributed throughout Brazil.

VITRU delivers strong organic growth in 3Q20 and increases its Net Revenue in Digital Education Undergraduate by 32%

To our shareholders

Pedro Graça, Vitru’s CEO, commented: “We are pleased that as our first quarter as a public company we delivered third quarter results that were in line with our expectations of continued and sustainable growth. It is a challenging year for the education sector given SARS COVID-19 implications and I am very proud of the positive attitude and outstanding response of Vitru’s team to keep providing a quality education experience for our students.

Our strategy - of focusing on a disruptive hybrid student-centric model, which emphasizes flexibility, affordability and a strong relationship with all stakeholders engaged in our platform - is proving to be efficient and delivering consistent growth across key operating and financial metrics. Intake in our core business (Digital Education - or DE - Undergraduate) reached 109.4 thousand new students in 2020.2, an increase of 40% when compared with the intake cycle of 2019.2. With a strict discipline and focus on capital allocation and promotional activity, which translated into a healthy average ticket increase of 2% over the same period, the Net Revenue of the Digital Education Undergraduate segment in 3Q20 increased 32% over 3Q19. It has boosted our Consolidated Net Revenue in 3Q20 by 15% over 3Q19, as our hubs ramp-up and mature.

We also have to celebrate the most recent post-secondary education census, released by the Brazilian Ministry of Education (MEC), in October 2020. It has confirmed that, in 2019, Vitru was the #1 pure distance learning education group in the private postsecondary distance learning education market in Brazil for the second consecutive year, with a market share of 12.3% (up from 10.8% in 2018). Between 2018 and 2019, the Brazilian distance learning market in terms of enrolled students advanced by 21.7%, while Vitru grew 38.2% confirming its solid development in recent years: the compound annual growth rate (CAGR) of the postsecondary distance learning education private market between 2016 and 2019 was 18.7%, while Vitru’s CAGR was 41.9% in the same period, i.e. more than twice the market’s growth rate.

The recently published MEC data also showed that our market share increased in all Brazilian regions between 2018 and 2019. The continued expansion within the DE segment is fully aligned with our core strategy, as we seek to increase market share in an asset-light segment which will drive profitability through scale.

As a reminder, MEC had granted us a CI1 score of five, out of five possible points. Moreover, in October 2020 MEC announced that our average IDD had increased from 3.08 to 3.33, while the average of digital education private institutions shrank from 2.78 to 2.63 in the same period, which means that Vitru’s average IDD is now 26.8% above the market average. The IDD is intended to provide a reference of the real added value of the postsecondary studies to the development of each student, as it compares the results of a standard evaluation taken at the end of high school with the performance of the same student as of the end of the college graduation.

1 CI or Institutional Concept is a quality indicator for postsecondary education institutions measured and published by the MEC through evaluations that comprise educational organization aspects, such as institutional planning and development, academic and management subjects. The CI score has an a scale of 1 to 5.

Finally, we are very proud for the recently-released results about to the annual survey conducted by Great Place to Work (GPTW) on the satisfaction level of our employees. In 2020, we reached an overall rate of 86 in a scale of 0 to 100, which is the highest level we have ever achieved. This significant achievement confirms our people-oriented culture, which is paramount in the segments we operate.

As we look to the remainder of 2020, we will remain focused on improving operational and financial metrics, as well as on the selective pursuit of M&A opportunities, aligned with the stated use of proceeds of our primary offering in the IPO. At the same time, we will keep delivering our mission and positively impacting the lifes of hundreds of thousands of Brazilian. We are confident that our strategic focus and purposeful actions will enable us to strengthen our business model and continue to deliver strong growth and profitability with a disciplined capital allocation mindset.”

CONFERENCE CALL AND WEBCAST INFORMATION

Vitru will discuss its third quarter 2020 results via conference call.

When: Monday, November 23th, 2020 at 9:00 a.m. ET (11:00 a.m. BR).

Dial-in: +(833) 614-1391 (U.S. Toll-Free); +1 (914) 987-7112 (International).

Conference ID: 8975958.

Webcast: https://investors.vitru.com.br/

Replay: available at our website.

Carlos Freitas Chief Financial and Investor Relations Officer Maria Carolina de Freitas Gonçalves Financial and Investor Relations Manager	Investor Relations Contact ir@vitrueducation.com

3Q20 and 9M20 highlights

▪	#1 Pure Digital Education Group in Brazil in its market for the second consecutive year[1];

▪	Confirmation of superior added value for our students: average IDD reached 3.3, 26.8% above the market’s average[2] and the highest among listed players in Brazil;

▪	289 thousand digital education students, or 97.1% of Company’s total enrolled students;

▪	Intake in Digital Education Undergraduate reached 109.4 thousand new students in the 2020.2 intake cycle, an increase of 40% vs the 2019.2 intake cycle;

▪	Number of hubs increased 37.9% compared to 3Q19;

▪	Net revenue in our core DE Undergraduate business growing 31.8% in 3Q20 vs 3Q19, with Consolidated Net Revenues up 15.3%;

▪	Adjusted EBITDA up 9.6% in 9M20 vs 9M19, given the comparatively low PDA impact in 3Q19, i.e. before the application in 4Q19 of the current PDA policies*;

▪	Cash Flow from Operations reached R$52.4 million, up 57.4% vs 3Q19.

*Please refer to section “Net impairment losses on financial assets” for more explanations

Table 1: Key financial highlights

R$ million (except otherwise stated)	3Q19	3Q20	% Chg		9M19	9M20	% Chg
Net Revenue	109.4	126.1	15.3%		343.9	382.7	11.3%
DE Undegraduate Net Revenue	80.1	105.6	31.8%		250.9	309.3	23.3%
Adjusted EBITDA[3]	32.0	32.3	0.9%		98.0	107.4	9.6%
Adjusted EBITDA Margin	29.3%	25.6%	-3.7 pp		28.5%	28.1%	-0.4 pp
Adjusted Net Income[4]	18.8	9.8	-48.1%		53.9	79.2	46.9%
Cash flow from operations	33.3	52.4	57.4%		83.4	119.6	43.4%
Adjusted cash flow conversion from operations[5]	102.3%	161.5%	59.2	pp	78.8%	103.8%	25.0	pp

(1)	Considering only participants in the Brazilian education market with at least 95% of students engaged in distance learning, as newly-released in October 2020 by Brazilian Ministry of Education (Ministério da Educação), or the MEC.
(2)	Based on newly-released info in October 2020 by Brazilian Ministry of Education (Ministério da Educação), or the MEC.
(3)	For a reconciliation of Adjusted EBITDA see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation between Adjusted EBITDA” at the end of this document. Please refer as well to section “Net impairment losses on financial assets” for more explanations on the Adjusted EBITDA variations between 2019 and 2020.
(4)	For a reconciliation of Adjusted Net Income, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted Net Income” at the end of this document.
(5)	For a reconciliation of Adjusted Cash Flow Conversion from Operations, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted Cash Flow Conversion from Operations” at the end of this document.

GUIDANCE FULL YEAR 2020

As this is the first release after our IPO, we exceptionally provide hereunder guidance on Net Revenue and Adjusted EBITDA margin for the full year of 2020:

•      Net Revenue for 2020 is expected to be between R$510 million and R$520 million (vs R$ 461 million in 2019)

•      Adjusted EBITDA margin for 2020 is expected to be between 26.8% and 27.2% (vs 25.5% in 2019), i.e. a potential growth of up to 1.7pp in margin and 20.3% in Adjusted EBITDA vs 2019

Businesses Seasonality

Vitru’s digital education undergraduate courses are structured around separate monthly modules. This enables students to enroll in digital education courses at any time during a semester. Despite this flexibility, Vitru generally experiences a higher number of enrollments in the first semester of each year than in the second semester of each year, due to the high school calendar in Brazil, where students conclude it in December. New enrollments in Digital Education Undergraduate courses are concentrated in the 1st and 3rd quarters (beginning of academic semesters in Brazil).

The seasonality in enrollments has a direct impact on revenues. In addition, Vitru generally records higher revenue in the second and fourth quarters of each year as the impact of the aforementioned dynamics of the intaking cycle.

Below is the breakdown of the Net Revenue of the Digital Education Undergraduate segment over the past four quarters of the financial years ended on December 31, 2019 and also the first three quarters of 2020:

A significant portion of expenses are also seasonal. Due to the nature of the intaking cycle, a relevant amount of selling and marketing expenses are incurred in connection with the first semester intake, particularly in December, January and February.

However, it is important to mention that 2020 has not reflected the usual seasonality, due to effects of the COVID-19 outbreak, particularly in the 2Q20.

OPERATING RESULTS

Students base and hubs

The number of enrolled students is a relevant operational metric for Vitru. As of September 30, 2020 Vitru had 297.5 thousand students enrolled in the courses provided, an increase of 20.6% over the same period of the prior year.

Another relevant metric is the percentage of digital education students to total enrolled students, which best demonstrates the focus on digital education (comprising both undergraduate courses and continuing education courses) and its relevance to the services offered. As of September 30, 2020 students enrolled in digital education represented 97.1% of the total number of enrolled students, up 1.0 percentage point (pp) from the same period of the prior year.

It is important to highlight that the number of hubs is one of the drivers that enable the Company to increase its enrolled students base. A relevant portion of Vitru’s growth is driven by the expansion and subsequent maturation of the hubs.

Vitru has substantially expanded its operations and geographic presence throughout Brazil with the opening of new hubs in the last years. In fact, 87.3% of the current 662 hubs are still ramping up, representing a substantial growth avenue: the current maturation ratio of such hubs is only 31%. We estimate that our typical hub reaches its full capacity in terms of the number of students (and hence is deemed to be mature) after seven or eight years of operations.

Table 2: Student base and hubs

‘000 and %	3Q19	2Q20	3Q20	Δ3Q20 x 3Q19		Δ3Q20 x 2Q20
Total enrolled students	246.8	287.8	297.5	20.6%		3.4%
% Digital education to total enrolled students	96.1%	96.9%	97.1%	1.0	pp	0.2	pp
Number of digital education students	237.0	278.9	289.0	21.9%		3.6%
Undergraduate students	194.6	236.8	243.0	24.9%		2.6%
Graduate students	42.4	42.0	46.0	8.5%		9.4%
Number of hubs	480	608	662	37.9%		8.9%
% of Expansion hubs (i.e. excluding Base hubs)	82.5%	86.2%	87.3%	4.8	pp	1.1	pp
Theoretical maturation index (i)	28.6%	29.5%	31.0%	2.4	pp	1.5	pp

(i) We calculate the theoretical maturation index as the actual number of students per hub of the Expansion hubs divided by theoretical number of students we expect to achieve as of the maturity of the same hubs. The index comprises all Expansion hubs as of end of each period, and hence it can actually decrease as we open new Expansion hubs.

Tuition and Ticket

Table 3: Tuitions and ticket

	3Q19	3Q20	% Chg	9M19	9M20	% Chg
Digital Education Undergratuate Tuitions (R$ MM)*	129.0	163.4	26.7%	391.8	492.8	25.8%
Average Ticket DE undergraduate (R$/month)	257.9	263.1	2.0%	-	-	-

*net of cancellations

The compelling strength and sustainability of Vitru’s growth and the maturation of its hubs can be demonstrated by the total amount charged as courses tuition from digital education undergraduate students (which is the sum of gross revenue and the hub partners’ portion of the tuition less other academic revenue and cancellations).

DE Undergraduate tuitions for 3Q20 amounted to R$163.4 million, 26.7% higher than the R$129.0 million in 3Q19, reflecting the increase in the number of hubs, the maturation of new hubs and a healthy average ticket performance. For 9M20, DE Undergraduate tuitions totaled R$ 492.8 million, 25.8% higher than the R$ 391.8 million in the same period of the previous year, reflecting mostly the organic increase in the number of students enrolled in digital education undergraduate courses.

The average monthly ticket of Digital Education Undergraduate courses increased 2.0%, from R$257.9 in 3Q19 to R$ 263.1 in 3Q20. The expansion of average ticket in DE Undergraduate, despite the substantial increase in the new students intake (which take place throughout the intaking quarter and hence dilute the average ticket over this period), confirms the strength of the UNIASSELVI brand, its market positioning and its differentiated hybrid model.

FINANCIAL RESULTS

Net Revenue

Consolidated Net Revenue for 3Q20 was R$126.1 million, up 15% from 3Q19. For 9M20, Consolidated Net Revenue was R$382.7 million, an increase of 11% over the same period of the prior year. This organic growth was boosted by the increase of the number of enrolled students and the healthy trend in average monthly ticket in the Digital Education undergraduate segment, which led to growth rates of 32% in the 3Q20 (vs 3Q19) and 23% in the 9M20 (vs 9M19).

Net Revenue Breakdown (%)

Net Revenue from digital education undergraduate courses for the 3Q20 was R$105.6 million, up 31.8% from R$80.1 million for the 3Q19, solely on an organic basis. For 9M20, Net Revenue from digital education undergraduate courses was R$309.3 million, up 23.3% from R$250.9 million in the same period of previous year. This result was primarily driven by the 24.9% increase in the student base, coupled with the expansion and maturation in operational hubs and the aforementioned expansion of the average ticket.

Net Revenue from continuing education courses for 3Q20 was R$8.7 million, down 18.7% from R$10.7 million for the 3Q19. Net Revenue for 9M20 was R$30.0 million, down 11.0% from R$33.7 million for 9M19. In 2019 the Company was able to secure certain timely revenues, including some public-bidding contracts for the development of lifelong specialization courses. These processes were strongly reduced by local goverments as a consequence of the COVID-19 pandemic, therefore impacting these revenues in 2020. Furthermore, the intake process of graduate courses was negatively impacted throughout the year by the restrictions related to the pandemic, since the hubs (that play a relevant role as sales channel) were closed for most of the period. Nevertheless, it is important to highlight that the recent intake run-rate numbers provide more promising perspectives for this segment.

Net Revenue from on-campus undergraduate courses for 3Q20 amounted to R$11.8 million, a decrease of 36.6% from R$18.6 million for the 3Q19. Net Revenue for 9M20 was R$43.4 million, down 26.8% from R$59.3 million for 9M19. The decrease was primarily attributable to the ongoing shift to digital education as a whole, as a result of the increased number and attractiveness of digital education undergraduate courses, a trend that was accelerated by the COVID-19 pandemic. The drop in the on-campus performance is in line with our expectation that the contribution and relevance of this segment to our consolidated figures will keep decreasing over time.

Table 4: Net Revenue Breakdown

R$ million	3Q19	3Q20	% Chg	9M19	9M20	% Chg
Digital education undergraduate	80.1	105.6	31.8%	250.9	309.3	23.3%
Continuing education	10.7	8.7	-18.7%	33.7	30.0	-11.0%
On-campus undergraduate	18.6	11.8	-36.6%	59.3	43.4	-26.8%
Net Revenue	109.4	126.1	15.3%	343.9	382.7	11.3%

Cost of Services

Cost of services for 3Q20 amounted to R$58.8 million, 4.4% higher than the R$56.3 million for 3Q19. Cost of services includes certain one-time restructuring costs as well as depreciation and amortization expenses, totaling R$11.4 million in 3Q20 and R$8.4 million in 3Q19.

Cost of services as reported in the Adjusted EBITDA calculation amounted to R$47.4 million in 3Q20 and R$47.9 million in 3Q19, representing a year-over-year decrease of 1.0%. This decrease was primarily attributable to optimizations in personnel costs.

Table 5: Cost of Services

R$ million	3Q19	3Q20	% Chg		9M19	9M20	% Chg
Cost of Services	56.3	58.8	4.4%		161.5	164.8	2.0%
(-) Depreciation and amortization	(6.2)	(11.0)			(18.1)	(26.6)
(-) Restructuring expenses	(2.2)	(0.4)			(4.3)	(3.3)
Cost of Services for Adj. EBITDA calculation	47.9	47.4	1.0%		139.1	134.9	-3.0%
as % of Net Revenue	43.8%	37.6%	6.2	pp	40.4%	35.2%	5.2	pp

Gross Profit and Gross Margin

Gross Profit for 3Q20 amounted to R$67.3 million, 26.7% higher than the R$53.1 million for the 3Q19. Gross Margin increased from 48.5% 3Q19 to 53.4% in 3Q20. Gross Profit for 9M20 was R$217.9 million, up 19.5% from R$53.1 million for 9M19. This increase was primarily attributable to the aforementioned optimization in personnel costs.

Operating Expenses

SG&A Expenses

Selling expenses for 3Q20 amounted to R$17.5 million, a decrease of R$2.0 million, or 10.3%, compared to 3Q19. This decrease was primarily attributable to depreciation and amortization expenses during 3Q19. Selling expenses were 0.3% higher in 9M20 (R$67.5 million) vs 9M19 (R$67.3 million), despite higher depreciation and amortization expenses during 9M19.

Selling expenses as reported in the Adjusted EBITDA calculation (i.e. excluding the aforementioned depreciation and amortization expenses) were R$17.5 million in 3Q20 and R$13.3 million in 3Q19 representing a YoY increase of 31.6%. In 9M20 they amounted to R$64.2 million and R$48.6 million in 9M19, equivalent to a YoY increase of 32.1%. Both increases are attributable to higher expenses with online advertising in 2020, as a response the challenges related to the COVID-19 pandemic, when the hubs (an important channel in the Company’s sales process) were mostly closed.

Table 6: Selling expenses

R$ million	3Q19	3Q20	% Chg		9M19	9M20	% Chg
Selling expenses	19.5	17.5	-10.3%		67.3	67.5	0.3%
(-) Depreciation and amortization expenses	(6.2)	-			(18.7)	(3.3)
Selling expenses for Adj. EBITDA calculation	13.3	17.5	31.6%		48.6	64.2	32.1%
as % of Net Revenue	12.2%	13.9%	1.7	pp	14.2%	16.8%	2.6	pp

General and Administrative (G&A) expenses for 3Q20 amounted to R$17.5 million, an increase of R$1.2 million, or 7.4%, compared to 3Q19. This increase was primarily attributable to certain M&A and pre-offering expenses incurred in 3Q20. Regarding 9M20, G&A expenses were substantially (45.9%) lower than in 9M19, mostly due to impairment charges of non-current assets (namely our on-campus segment) recorded in 2Q19 for an amount of R$31.4 million.

G&A expenses as reported in the Adjusted EBITDA calculation amounted to R$12.5 million in 3Q20 and R$12.4 million in 3Q19, virtually flat YoY. Regarding 9M20, Adjusted G&A expenses were R$32.1 million, a reduction of 2.3% compared to R$32.9 million in 9M19. These figures illustrate the constant focus of the Company in maintaining a lean administrative structure, which supports a digital and agile strategic orientation.

Table 7: G&A expenses

R$ million	3Q19	3Q20	% Chg		9M19	9M20	% Chg
General and Administrative (G&A) expenses	16.3	17.5	7.4%		77.5	41.9	-45.9%
(-) Depreciation and amortization expenses	(3.2)	(2.1)			(9.4)	(7.5)
(-) Share-based compensation plan	(0.7)	(1.1)			(3.8)	(0.5)
(-) Impairment of non-current assets	-	-			(31.4)	-
(-) M&A and pre-offering expenses	-	(1.8)			-	(1.8)
G&A expenses for Adj. EBITDA calculation	12.4	12.5	0.4%		32.9	32.1	-2.3%
as % of Net Revenue	11.3%	9.9%	1.4	pp	9.6%	8.4%	1.2	pp

Net impairment losses on financial assets

Net impairment losses on financial assets represent the provisions for doubtful accounts, or PDA. In 4Q19, we implemented a stricter policy for the calculation of the PDA, which has been in place since then. As a consequence of that, a substantially higher PDA charge was reflected in 4Q19 (R$26.4 million, equivalent to 23% of Net Revenue, as provided in the chart hereunder), which retroactively compensated the abnormally low PDA charge in 3Q19 (R$6.5 million).

In 3Q20, the PDA impact amounted to R$21.3 million vs R$ 6.5 million in 3Q19. Regarding the nine-month periods, the PDA impact was R$56.2 million in 9M20 vs R$31.8 million in 9M19. These increases are mainly explained by the low comparison basis in both 3Q19 and 9M19 due to the aforementioned change in the PDA policy, as well as the effects of the COVID-19 pandemic. On the other hand, it set a very high comparison basis for 4Q19, and therefore we should expect a substantial increase of 50% to 74% in our Adjusted EBITDA in 4Q20 vs 4Q19, as provided in our guidance. The analysis of 2H19 and 2H20 figures should provide a normalized comparison year-over-year.

Adjusted EBITDA

Adjusted EBITDA for 3Q20 totaled R$32.3 million, up 0.9% from R$32.0 million 3Q19. Adjusted EBITDA Margin for 3Q20 was 25.6%, a 3.7 pp decrease compared to 29.3% for 3Q19. Regarding 9M20, Adjusted EBITDA amounted to R$107.4 million vs R$98.0 million in 9M19, which represented an increase of R$9.4 million or 9.6%, led by the growth of the Digital Education Undergraduate segment. Adjusted EBITDA margins for 9M20 and 9M19 reached 28.1% and 28.5%, respectively. These reductions in the Adj. EBITDA margins were primarily attributable to the increase in net impairment losses on financial assets (PDA), due to the aforementioned low comparison basis in 3Q19 and 9M19. If we normalized the 3Q19 figures by using (for example) the average 2019 PDA rate (12.6% of Net Revenue), Adjusted EBITDA would have grown by 31% and 18% YOY in 3Q20 and 9M20, respectively.

Notes: (i) all figures in this slide include the adjustments applied in our definition of Adjusted EBITDA; (ii) PDA is defined as “Net impairment losses on financial and contract assets” in our Financials

Adjusted Net Income

Adjusted Net Income in 3Q20 was R$9.8 million, down 48% from the same period of the prior year. This decrease was primarily attributable to the aforementioned high increase in net impairment losses on financial assets (equivalent to PDA) and a one-time income tax effect of R$11.7 million related to the restructuring of the Company’s first Stock Option Plan.

For 9M20 Adjusted Net Income was R$79.2 million, a 47% increase over the same period in the prior year, due mainly to the substantial expansion of our Digital Education Undergraduate segment.

Cash Flow and Cash Conversion from Operations

Table 8: Cash Flow & Cash Conversion

R$ million	3Q19	3Q20	% Chg		9M19	9M20	% Chg
Cash Flow from Operations	33.3	52,4	57.4%		83.4	119.6	43.4%
(+) Income Tax Paid	(2.8)	(3.8)	35.7%		(9.6)	(13.5)	40.6%
Adjusted Cash Flow from Operations	30.5	48.6	59.3%		73.8	106.1	43.8%
Adjusted EBITDA	32.0	32.3	0.9%		98.1	107.4	9.6%
(-) Non-recurring Expenses	(2.2)	(2.2)	0.0%		(4.3)	(5.1)	18.6%
Adjusted EBITDA including Non-recurring Expenses	29.8	30.1	1.0%		93.7	102.3	9.1%
Adjusted Cash Flow Conversion from Operations[1]	102.3%	161.5%	59.2	pp	78.8%	103.8%	25.0	pp

(1) The Company calculates Adjusted Cash Flow Conversion from Operations as adjusted cash flow from operations (which we calculate as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking non-recurring expenses into consideration). Adjusted Cash Flow Conversion from Operations is a non-GAAP measure. The calculation of Adjusted Cash Flow Conversion from Operations may be different from the calculation used by other companies, including competitors in the industry, and therefore, the Company’s measures may not be comparable to those of other companies. For further information see “Non-GAAP Financial Measures”.

Cash Flow from Operations for 3Q20 amounted to R$52.4 million, 57.4% higher than the R$33.3 million in 3Q19. For 9M20 Cash Flow from Operations was R$119.6 million, a 43.4% increase over the same period in the prior year. This increase was due mainly to the substantial expansion of our Digital Education Undergraduate segment.

Adjusted Cash Flow Conversion from Operations for 3Q20 was 161.5% compared to 102.3% for 3Q19. For 9M20 Adjusted Cash Flow Conversion from Operations was 103.8% and 78.8% for 9M19. This increase of 59.2pp and 25.0pp respectively was primarily attributable to the increase in Cash Flow from Operations and the higher level of PDA (a non-cash expense which impacts the Adj. EBITDA) in 3Q20 vs 3Q19, including due to the abnormally low impact of PDA in 3Q19 as previously explained.

CAPEX

Table 9: CAPEX

R$ million	3Q19	3Q20	% Chg		9M19	9M20	% Chg
Investing activities	10.8	10.4	-3.7%		33.0	46.4	40.6%
Property and equipment	6.9	2.6			23.2	22.1
Intangible assets	3.9	7.8			9.8	24.3
Investing activities as % of Net Revenue	9.9%	8.2%	-1.6	pp	9.6%	12.1%	2.5	pp

Capital Expenditures for 3Q20 amounted to R$10.4 million, 3.7% lower than the R$10.8 million in 3Q19. For 9M20, CAPEX was R$46.4 million, a 40.6% increase over the same period in the prior year. This increase was mainly due to the growth in investments in intangible assets, such as software development and academic content, which is a fundamental pillar of our tech-enable business model.

ABOUT VITRU (NASDAQ: VTRU)

VITRU is the leading pure digital education postsecondary group in Brazil based on the number of enrolled undergraduate students as of December 31, 2019 released by the Brazilian Ministry of Education (Ministério da Educação), or the MEC in October, 2020, the latest data available.

Vitru is listed at Nasdaq (as VTRU) since September 18th 2020 and its mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Through its subsidiaries, Vitru provides a complete pedagogical ecosystem focused on a hybrid distance learning experience for undergraduate and continuing education students. All the academic content is delivered in multiple formats (videos, eBooks, podcasts and html text, among others) through its proprietary Virtual Learning Environment, or VLE. The pedagogical model also incorporates in-person weekly meetings hosted by dedicated tutors who are mostly local working professionals in the subject area they teach. The Company believes that this unique tutor-centric learning experience sets it apart, creating a stronger sense of community and belonging and contributing to higher engagement and retention rates of its student base.

The Company’s results are based on three operating segments:

▪	Digital education undergraduate courses. What differentiates Vitru’s digital education model is its hybrid methodology, which consists of weekly in-person meetings with on-site tutors, alongside the benefit of the virtual learning environment, where students are able to study where and when they prefer. The Company’s portfolio of courses is composed mainly of pedagogy, business administration, accounting, physical education, vocational, engineering and health-related courses. This is Vitru’s largest business unit, accounting for approximately 84% of net revenue of 3Q20.

▪	Continuing education courses. Vitru offers continuing education and graduate courses predominantly in pedagogy, finance and business, but also in other subjects such as law, engineering, IT and health-related courses. Courses are offered in three different versions, consisting of (i) hybrid model, (ii) 100% online and (iii) on-campus;

▪	On-campus undergraduate courses. Vitru has 14 campuses that offer traditional on-campus undergraduate courses, including engineering, law and health-related courses.

FORWARD – LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact, could be deemed forward looking, including risks and uncertainties related to statements about the impact of the COVID-19 outbreak on general economic and business conditions in Brazil and globally and any restrictive measures imposed by governmental authorities in response to the outbreak; our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the impacts of the COVID-19 outbreak on our business, operations, cash flow, prospects, liquidity and financial condition; our ability to efficiently predict, and react to, temporary or long-lasting changes in consumer behavior resulting from the COVID-19 outbreak, including after the outbreak has been sufficiently controlled; our competition; our ability to implement our business strategy; our ability to adapt to technological changes in the educational sector; the availability of government authorizations on terms and conditions and within periods acceptable to us; our ability to continue attracting and retaining new students; our ability to maintain the academic quality of our programs; our ability to maintain the relationships with our hub partners; our ability to collect tuition fees; the availability of qualified personnel and the ability to retain such personnel; changes in government regulations applicable to the education industry in Brazil; government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; a decline in the number of students enrolled in our programs or the amount of tuition we can charge; our ability to compete and conduct our business in the future; the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; general market, political, economic, and business conditions; and our financial targets. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential impacts of the COVID-19 pandemic on our business operations, financial results and financial position and on the Brazilian economy.

The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results is included in filings made with the United States Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” in the most recent Rule 424(b)(1) prospectus of the Company. These documents are available on the SEC Filings section of the investor relations section of our website at: investors.vitru.com.br.

NON-GAAP FINANCIAL MEASURES

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, VITRU uses Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations information for the convenience of the investment community, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

VITRU calculates Adjusted EBITDA as the net income (loss) for the period plus:

▪	deferred and current income tax, which is calculated based on income, adjusted based on certain additions and exclusions provided for in applicable legislation. The income taxes in Brazil consist of corporate income tax (Imposto de Renda Pessoa Jurídica), or IRPJ, CSLL, which are social contribution taxes;

▪	financial results, which consists of interest expenses less interest income;

▪	depreciation and amortization;

▪	interest on tuition fees paid in arrears, which refers to interest received from students on late payments of monthly tuition fees and which is added back;

▪	impairment of non-current assets, which consists of impairment charges associated with on-campus undergraduate courses segment, given the deterioration in the prospects of this business;

▪	share-based compensation plan, which consists of non-cash expenses related to the grant of share-based compensation, as well as fair value adjustments for share-based compensation expenses classified as a liability in the consolidated financial statements;

▪	other income (expenses), net, which consists of other expenses such as contractual indemnities and deductible donations among others;

▪	M&A, pre-offering expenses and restructuring expenses, which consists of adjustments that Company believes are appropriate to provide additional information to investors about certain material non-recurring items. Such M&A, pre-offering expenses and restructuring expenses comprise: mergers and acquisitions, or M&A, and pre-offering expenses, which are expenses related to mergers, acquisitions and divestments (including due diligence, transaction and integration costs), as well as the expenses related to the preparation of offerings; and restructuring expenses, which refers to expenses related to employee severance costs in connection with organizational and academic restructurings.

VITRU calculates Adjusted Net Income as net income (loss)for the period plus:

▪	share-based compensation plan, as defined above;

▪	M&A, pre-offering expenses and restructuring expenses, as defined above;

▪	impairment of non-current assets, as defined above;

▪	amortization of intangible assets recognized as a result of business combinations, which refers to the amortization of the following intangible assets from business combinations: software, trademark, distance learning operation licenses, non-compete agreements, customer relationship and teaching-learning material. For more information, see notes to the unaudited interim condensed consolidated financial statements in the Company’s filings with the U.s. Securities and Exchange Commission;

▪	interest accrued at the original effective interest rate (excluding restatement as a result of inflation) on the accounts payable from the acquisition of subsidiaries, related to the acquisition of our operating units from Kroton in 2016 and 2017. See notes to the unaudited interim condensed consolidated financial statements in the Company’s filings with the U.s. Securities and Exchange Commission; and

▪	corresponding tax effects on adjustments, which represents the tax effect of pre-tax items excluded from adjusted net income (loss). The tax effect of pre-tax items excluded from adjusted net income (loss) is computed using the statutory rate related to the jurisdiction that was impacted by the adjustment after taking into account the impact of permanent differences and valuation allowances.

VITRU calculates Adjusted Cash Flow Conversion from Operations as adjusted cash flow from operations (which is calculated as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking M&A, pre-offering expenses and restructuring expenses into consideration).

Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations are the key performance indicators used by Vitru to measure the financial performance of its core operations and Vitru believes that these measures facilitate period-to-period comparisons on a consistent basis. As a result, its management believes that these Non-GAAP financial measures provide useful information to investment community. The non-GAAP financial measures described above are not a substitute for the IFRS measures of earnings. Additionally, the calculations of Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations may be different from the calculations used by other companies, including competitors in the education services industry, and therefore, Vitru’s measures may not be comparable to those of other companies. For a reconciliation of Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations to the most directly comparable IFRS measure, see the tables in the end of this document.

FINANCIAL TABLES

Unaudited Interim condensed consolidated statements of income for the three-months and nine-months periods ended September 30, 2020 and 2019 (in millions of Brazilian Reais, except earnings per share)

	3Q19	3Q20	9M19	9M20
NET REVENUE	109.4	126.1	343.9	382.7
Cost of services rendered	(56.3)	(58.8)	(161.5)	(164.8)
GROSS PROFIT	53.1	67.3	182.4	217.9
General and administrative expenses	(16.3)	(17.5)	(77.5)	(41.9)
Selling expenses	(19.5)	(17.5)	(67.3)	(67.5)
Net impairment losses on financial assets	(6.5)	(21.3)	(31.8)	(56.2)
Other income (expenses), net	(0.7)	0.8	(1.1)	2.5
Operating expenses	(43.0)	(55.5)	(177.7)	(163.1)
OPERATING PROFIT (LOSS)	10.1	11.8	4.7	54.8
Financial income	5.8	19.0	15.2	28.5
Financial expenses	(12.6)	(15.6)	(42.5)	(36.4)
Financial results	(6.8)	3.4	(27.3)	(7.9)
PROFIT (LOSS) BEFORE TAXES	3.3	15.2	(22.6)	46.9
Current income taxes	(2.2)	(2.9)	(10.8)	(22.5)
Deferred income taxes	2.9	(10.5)	12.3	29.8
Income taxes	0.7	(13.4)	1.5	7.3
NET INCOME (LOSS)	4.0	1.8	(21.1)	54.2
Other comprehensive income	-	-	-	-
TOTAL COMPREHENSIVE PROFIT (LOSS)	4.0	1.8	(21.1)	54.2
Basic earnings (loss) per share (R$)	0.18	0.08	-0.91	2.35
Diluted earnings (loss) per share (R$)	0.17	0.08	-0.91	2.30

Unaudited Interim condensed consolidated Balance Sheets as of September 30, 2020 and December 31, 2019 (in millions of Brazilian Reais)

	September 30, 2020	December 31, 2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	176.9	2.5
Short-term investments	565.8	72.3
Trade receivables	112.8	88.1
Income taxes recoverable	-	4.8
Prepaid expenses	9.5	8.9
Other current assets	3.1	1.8
	868.2	178.4
Assets classified as held for sale	-	36.4
TOTAL CURRENT ASSETS	868.2	214.8
NON-CURRENT ASSETS
Trade receivables	6.7	3.8
Indemnification assets	12.2	14.8
Deferred tax assets	46.7	37.1
Other non-current assets	2.8	1.4
Right-of-use assets	121.8	88.5
Property and equipment	96.3	70.0
Intangible assets	662.1	658.2
TOTAL NON-CURRENT ASSETS	948.6	873.8
TOTAL ASSETS	1,816.8	1,088.7

	September 30, 2020	December 31, 2019
LIABILITIES
CURRENT LIABILITIES
Trade payables	27.4	30.0
Loans and financing	1.8	-
Lease liabilities	23.0	17.3
Labor and social obligations	43.9	16.8
Income taxes payable	6.3	-
Taxes payables	2.8	1.7
Prepayments from customers	9.3	3.2
Accounts payable from acquisition of subsidiaries	134.6	128.9
Other current liabilities	1.4	0.3
	250.5	198.1
Liabilities directly associated with assets classified as held for sale	-	23.3
TOTAL CURRENT LIABILITIES	250.5	221.4
NON-CURRENT
Loans and financing	150.0	-
Lease liabilities	119.3	85.9
Share-based compensation	35.5	34.9
Accounts payable from acquisition of subsidiaries	261.3	250.7
Provisions for contingencies	17.9	18.4
Deferred tax liabilities	1.9	25.0
Other non-current liabilities	0.9	1.1
TOTAL NON-CURRENT LIABILITIES	586.8	416.0
TOTAL LIABILITIES	837.3	637.3
EQUITY
Share capital	0.0	548.4
Capital reserves	970.6	(1.2)
Revenue reserves	-	0.4
Retained earnings (Accumulated losses)	8.9	(96.2)
TOTAL EQUITY	979.5	451.3
TOTAL LIABILITIES AND EQUITY	1,816.8	1,088.7

Unaudited Interim condensed consolidated statements of cash flows for the nine-months periods ended September 30, 2020 and 2019 (in millions of Brazilian Reais)

	9M20	9M19
Cash flows from operating activities
Income before taxes	46.9	(22.6)
Adjustments to reconcile income before taxes to cash provided on operating activities
Depreciation and amortization	37.4	46.1
Impairment of non-current assets	-	31.4
Net impairment losses on financial assets	56.2	31.8
Provision for revenue cancellation	(1.4)	(0.4)
Provision for contingencies	2.4	3.1
Accrued interests	17.1	27.7
Share-based compensation	0.6	3.8
Modification of lease contracts	(1.0)	-
Lease discounts	(1.6)	-
Loss on sale or disposal of non-current assets	-	-
Changes in operating assets and liabilities:
Trade receivables	(63.1)	(59.3)
Prepayments	(0.4)	(0.8)
Other assets	(2.4)	(4.5)
Trade payables	(3.6)	4.5
Labor and social obligations	24.4	21.1
Other taxes payable	1.2	0.7
Prepayments from customers	6.0	0.6
Other payables	0.9	0.2
Cash from operations	119.6	83.4
Income tax paid	(13.5)	(9.6)
Interest paid	(13.7)	(9.1)
Contingencies paid	(0.5)	(1.3)
Net cash provided by operating activities	92.0	63.4
Cash flows from investing activities
Purchase of property and equipment	(22.1)	(23.2)
Purchase and capitalization of intangible assets	(24.3)	(9.8)
Payments for the acquisition of interests in subsidiaries	-	-
Proceeds from (acquisition of) short-term investments, net	(490.9)	(24.6)
Net cash used in investing activities	(537.3)	(57.6)
Cash flows from financing activities
Payments of lease liabilities	(4.3)	(4.4)
Proceeds from loans and financing	150.0	-
Proceeds from initial public offering	521.6	-
Share issuance costs	(47.6)	-
Capital contributions	-	1.9
Share repurchase	-	(2.2)
Net cash (used in) provided by financing activities	619.7	(4.8)
Net increase in cash and cash equivalents	174.4	1.0
Cash and cash equivalents at the beginning of the year	2.5	2.4
Cash and cash equivalents at the end of the year	176.9	3.4

Reconciliation of Adjusted EBITDA

R$ millions	3Q19	3Q20	9M19	9M20
Net Income for the period	4.0	1.8	(21.1)	54.2
(+) Deferred and current income tax	-0.7	13.4	-1.5	-7.3
(+) Financial result	6.8	-3.4	27.3	7.9
(+) Depreciation and amortization	15.6	13.1	46.1	37.4
(+) Interest on tuition fees paid in arrears	2.7	4.9	6.6	12.1
(+) Impairment of non-current assets	0.0	0.0	31.4	0.0
(+) Share-based compensation plan	0.7	1.1	3.8	0.5
(+) Other income (expenses), net	0.7	-0.8	1.1	-2.5
(+)M&A, pre-offering expenses and restructuring expenses	2.2	2.2	4.3	5.1
Adjusted EBITDA	32.0	32.3	98.0	107.4

Reconciliation of Adjusted Net Income

R$ millions	3Q19	3Q20	9M19	9M20
Net Income for the period	4.0	1.8	(21.1)	54.2
(+) M&A, pre-offering expenses and restructuring expenses	2.2	2.2	4.3	5.1
(+) Impairment of non-current assets	0.0	0.0	31.4	0.0
(+) Share-based compensation plan	0.7	1.1	3.8	0.5
(+) Amortization of intangible assets from business combinations	9.3	2.8	27.9	11.7
(+) Interest accrued on accounts payable from the acquisition of subsidiaries	5.9	4.5	17.4	13.4
(-) Corresponding tax effects on adjustments	-3.3	-2.7	-9.8	-5.7
Adjusted Net Income	18.8	9.8	53.9	79.2

Cash Conversion from Operations

R$ millions	3Q19	3Q20	9M19	9M20
Cash from Operations	33.3	52.4	83.4	119.6
(+) Income tax paid	-2.8	-3.8	-9.6	-13.5
Adjusted Cash from Operations	30.5	48.6	73.8	106.1

Adjusted EBITDA	32.0	32.3	98.0	107.4
(-) M&A, pre-offering expenses and restructuring expenses	-2.2	-2.2	-4.3	-5.1
Adjusted EBITDA including M&A, pre-offering expenses and restructuring expenses	29.8	30.1	93.7	102.3

Adjusted Cash Flow Conversion from Operations	102.3%	161.5%	78.8%	103.8%